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                                                                      EXHIBIT 72

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                DRILLING REPORT
                                 30 MARCH 2004

MOOSE-2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Successfully cut and retrieved parted drill string
                           pipe to 1,045 m (3,428 ft). Commenced sidetracking operation by setting cement plug. Waiting on cement to set prior to drilling ahead.

                           Plan forward is to sidetrack below the 51/2 inch casing at 1,024 m (3,359 ft).

PLANNED TOTAL DEPTH:       1,700 m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5 km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Waiting on equipment and supplies which have arrived
                           in country and are being inspected. Continued maintenance and modifications program in progress.

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PLANNED TOTAL DEPTH:       2,200 m (7,218 ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT www.interoil.com

NORTH AMERICA
Gary M Duvall
Vice President, Corporate Development
InterOil Corporation
gary.duvall@interoil.com
Houston TX USA
Phone: +1 281 292 1800

Lisa Elliott
DRG & E
lelliott@drg-e.com
Phone: +1 713 529 6600

AUSTRALASIA
Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

Andy Carroll
General Manager, Exploration & Production
InterOil Corporation
Phone: +61 2 9279 2000